N4 FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM REPORT

DECEMBER 31, 2018

N4 FINANCIAL, INC.

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N4 Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 O'Farrell Street # 145
(No. and Street)

San Mateo (City) | CA (State) | 94403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Rogers 415 738-6220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street Suite 303 (Address) | Bloomingale (City) | IL (State) | 60108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Rogers _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

N4 Financial, Inc. _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None _____

_____

_____



_____
Signature

President & CEO
_____
Title

SEE ATTACHED
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

On February22, 2019 before me, Ami M. Pandit, Notary Public personally appeared Mark Rogers who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature AmPandit (Seal)

Name Ami M. Pandit, Notary Public

AMI M. PANDIT
COMM. #2147088
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. April 15, 2020

Title of Documents Annual Audited Report Form X-17A-5 (Oath or Affirmation)

No. of Pages 2



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of N4 Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N4 Financial, Inc. as of December 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of N4 Financial, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N4 Financial, Inc.'s management. Our responsibility is to express an opinion on N4 Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N4 Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of N4 Financial, Inc.'s financial statements. The supplemental information is the responsibility of N4 Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as N4 Financial, Inc.'s auditor since 2006.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 12, 2019

N4 FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets		
Cash and cash equivalents	$	218,206
Prepaid expenses		492
Total assets	$	218,698
Liabilities and stockholders' equity		
Liabilities		
Due to Affiliate	$	6,700
Accounts Payable		300
Other liabilities		4,008
Total liabilities		11,008
Stockholders' equity		
Common stock (no par value, 100 shares issued and outstanding)		100
Paid in capital		174,900
Retained earnings		32,690
Total stockholders' equity		207,690
Total liabilities and stockholders' equity	$	218,698

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2018		
Expenses		
Professional fees	$	8,475
Regulatory fees		1,257
Internet		660
Insurance expense		656
Rent		3,600
Other operating expenses		40
Total expenses		14,688
Income (loss) before interest and income taxes		(14,688)
Interest income		21
Net Income (Loss)	$	(14,667)

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2018

	Common Stock	Paid in Capital	Retained Earnings	Total
Stockholders' equity, beginning of year	$ 100	$ 174,900	$ 47,357	$ 222,357
Capital contributions	-	-	-	-
Capital withdrawals	-	-	-	-
Net income (loss)	-	-	(14,667)	(14,667)
Stockholders' equity, end of year	$ 100	$ 174,900	$ 32,690	$ 207,690

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2018		
Cash flows from operating activities		
Net Income (Loss)	$	(14,667)
Adjustments to reconcile net income to net cash provided by (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		(384)
Due to/from Affiliate		7,900
Other liabilities		(31)
Net cash provided (used) by operating activities		(7,182)
Net change in cash and cash equivalents		(7,182)
Cash and cash equivalents, beginning of year		225,388
Cash and cash equivalents, end of year	$	218,206

See accompanying notes to financial statements.

N4 Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

N4 Financial, Inc. (the "Company"), a California corporation, is a private placement and introducing broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company primarily derives execution and referral fees from a limited number of institutional clients.

During 2018 no execution or referral fees were earned by the Company.

Government and other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Income

Interest is recognized on the accrual basis.

Income Taxes

The Company's Parent files a consolidated income tax return in which the Company is included as a fully owned subsidiary. Therefore, the Company is not required to make an income tax provision. As of December 31, 2018, the Company's Parent federal and state tax returns generally remain open for the last three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

N4 Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

---

2. Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $207,198 which exceeded the requirement by $202,198.

3. Related party transactions

The Company has an Expense Sharing Agreement with Synthym, Inc., its parent company. During 2018 the shared expenses included in the Statement of Operations were $7,900.

4. Concentration of credit risk

 In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition if such financial institutions and does not anticipate any losses from these counterparties.

5. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

N4 FINANCIAL, INC.

SUPPLEMENTAL INFORMATION


Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission


Net capital:		
Total Stockholders' Equity qualified for net capital	$	207,690
Less: Non allowable assets		(492)
Net capital		207,198
Haircut		-
Adjusted net capital		207,198
Net minimum capital requirement of 6.67% of aggregate indebtedness of $11,008 or $5,000 whichever is greater		5,000
Excess net capital	$	202,198


Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)


Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2018	$	207,198
No Reconciling Differences		-
Net capital per above computation	$	207,198

N4 FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

For the year ended December 31, 2018

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2018



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of N4 Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) N4 Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which N4 Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) N4 Financial, Inc. stated that N4 Financial, Inc. met the identified exemption provisions throughout the fiscal year ended December 31, 2018 without exception. N4 Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N4 Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 12, 2019

10



January 31, 2019

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2018

Dear Sir/Madame:

For the fiscal year ending December 31, 2018, N4 Financial, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

N4 Financial, Inc. met the exemption provided above for the fiscal year ending December 31, 2018.

Sincerely,

Mark Rogers
President & CEO

1900 O'Farrell Street Suite 145 San Mateo, CA 94403 Tel: 415 738-6220